SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §

240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

(Amendment No.  )

enGene Holdings, Inc.

(Name of Issuer)

Common A common shares

(Title of Class of Securities)

29286M105

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29286M105	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Omega Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,606,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,606,252

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Omega Fund VII, L.P. (“Omega Fund”), Omega Fund VII GP, L.P. (“Omega GP”), Omega Fund VII GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”) and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on (i) 23,197,976 Class A common shares outstanding as of January 25, 2024, as set forth in the Issuer’s Annual Report on 10-K for the period ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 and (ii) immediately exercisable warrants to purchase 475,077 shares of common shares held by Omega Fund.

CUSIP NO. 29286M105	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Omega Fund VII GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,606,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,606,252

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

This Schedule 13G is filed by Omega Fund VII, L.P. (“Omega Fund”), Omega Fund VII GP, L.P. (“Omega GP”), Omega Fund VII GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”) and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on (i) 23,197,976 shares of common shares outstanding as of January 25, 2024, as set forth in the Issuer’s Annual Report on 10-K for the period ended December 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 and (ii) immediately exercisable warrants to purchase 475,077 shares of common shares held by Omega Fund.

CUSIP NO. 29286M105	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS Omega Fund VII GP Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,606,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,606,252

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

This Schedule 13G is filed by Omega Fund VII, L.P. (“Omega Fund”), Omega Fund VII GP, L.P. (“Omega GP”), Omega Fund VII GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”) and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on (i) 23,197,976 Class A common shares outstanding as of January 25, 2024, as set forth in the Issuer’s Annual Report on 10-K for the period ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 and (ii) immediately exercisable warrants to purchase 475,077 shares of common shares held by Omega Fund.

CUSIP NO. 29286M105	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS Claudio Nessi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,606,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,606,252

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund VII, L.P. (“Omega Fund”), Omega Fund VII GP, L.P. (“Omega GP”), Omega Fund VII GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”) and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on (i) 23,197,976 Class A common shares outstanding as of January 25, 2024, as set forth in the Issuer’s Annual Report on 10-K for the period ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 and (ii) immediately exercisable warrants to purchase 475,077 shares of common shares held by Omega Fund.

CUSIP NO. 29286M105	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒ (1)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,606,252
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,606,252

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,606,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.8% (2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

This Schedule 13G is filed by Omega Fund VII, L.P. (“Omega Fund”), Omega Fund VII GP, L.P. (“Omega GP”), Omega Fund VII GP Manager, Ltd. (“Omega Ltd”), Claudio Nessi (“Nessi”) and Otello Stampacchia (“Stampacchia”) (together, the “Reporting Persons”). Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund; and each of Omega Ltd and Omega GP may be deemed to own beneficially the shares held by Omega Fund. Nessi and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund. The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

The following percentages are based on (i) 23,197,976 Class A common shares outstanding as of January 25, 2024, as set forth in the Issuer’s Annual Report on 10-K for the period ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 and (ii) immediately exercisable warrants to purchase 475,077 shares of common shares held by Omega Fund.

CUSIP NO. 29286M105	13G	Page 7 of 10 Pages

Introductory Note: This statement on Schedule 13G is filed on behalf of the Reporting Persons, in respect of shares of Class A common shares (“Common Stock”), of enGene Holdings, Inc. (the “Issuer”).

Item 1(a) Name of Issuer:

enGene Holdings, Inc. (the “Issuer”)

Item 1(b) Address of Issuer’s principal executive offices:

enGene Holdings, Inc.

4868 Rue Levy, Suite 220

Saint-Laurent, QC, Canada

Items 2(a) Name of Reporting Persons filing:

Omega Fund VII, L.P. (“Omega Fund”)

Omega Fund VII GP, L.P. (“Omega GP”)

Omega Fund VII GP Manager, Ltd. (“Omega Ltd”)

Claudio Nessi (“Nessi”)

Otello Stampacchia (“Stampacchia”)

Item 2(b) Address or principal business office or, if none, residence:

The address of the principal business office of Omega Fund, Omega GP, Omega Ltd, Nessi and Stampacchia, is c/o Omega Fund Management, LLC, 888 Boylston Street, Suite 1111, Boston, MA 02199.

Item 2(c) Citizenship:

Name	Citizenship or Place of Organization
Omega Fund	Cayman Islands
Omega GP	Cayman Islands
Omega Ltd	Cayman Islands
Nessi	Switzerland
Stampacchia	Italy

Item 2(d) Title of class of securities:

Class A common shares

Item 2(e) CUSIP No.:

29286M105

Item 3 If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filings is a:

Not applicable.

Item 4 Ownership

The following information with respect to the ownership of Common Stock of the Issuer by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2023.

CUSIP NO. 29286M105	13G	Page 8 of 10 Pages

Reporting Persons	Shares of Common Stock Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
Omega Fund(2)(3)	2,157,623	0	1,606,252	0	1,606,252	1,606,252	6.8%
Omega GP(2)(3)	0	0	1,606,252	0	1,606,252	1,606,252	6.8%
Omega Ltd(2)(3)	0	0	1,606,252	0	1,606,252	1,606,252	6.8%
Nessi(2)(3)	0	0	1,606,252	0	1,606,252	1,606,252	6.8%
Stampacchia(2)(3)	0	0	1,606,252	0	1,606,252	1,606,252	6.8%

(1)

The following percentages are based on (i) 23,197,976 Class A common shares outstanding as of January 25, 2024, as set forth in the Issuer’s Annual Report on 10-K for the period ended October 31, 2023, filed with the Securities and Exchange Commission on January 29, 2024 and (ii) immediately exercisable warrants to purchase 475,077 shares of common shares held by Omega Fund.

(2)

Omega Fund owns 1,606,252 shares of the Common Stock. Omega Ltd serves as the general partner of Omega GP, which serves as the general partner of Omega Fund, and each of Omega GP and Omega Ltd may be deemed to own beneficially the shares held by Omega Fund. Nessi and Stampacchia are the directors of Omega Ltd and may be deemed to beneficially own the shares held by Omega Fund.

(3)	The Reporting Persons may be deemed a “group” for purposes of Section 13 of the Exchange Act and expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 5 Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6 Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8 Identification and Classification of Members of the Group

Not applicable.

Item 9 Notice of Dissolution of Group

Not applicable.

Item 10 Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11.

CUSIP NO. 29286M105	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2024

OMEGA FUND VII, L.P.

BY:	Omega Fund VII GP, L.P.
ITS:	GENERAL PARTNER

BY:	Omega Fund VII GP Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Otello Stampacchia
Director

OMEGA FUND VII GP, L.P.

BY:	Omega Fund VII GP Manager, Ltd.
ITS:	GENERAL PARTNER

By:	/s/ Otello Stampacchia
Director

OMEGA FUND VII GP MANAGER, LTD.

By:	/s/ Otello Stampacchia
Director

/s/ * Otello Stampacchia, as Attorney-in-Fact
Claudio Nessi

/s/ Otello Stampacchia
Otello Stampacchia

Exhibit(s):

Exhibit 99.1:	Joint Filing Statement

Exhibit 99.2:	Power of Attorney